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As filed with the Securities and Exchange Commission on August 27, 2003

Post-effective Amendment No. 2 to Registration Statement on Form S-4 No. 333-67696

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Post-Effective
Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Science Applications International Corporation
(Exact name of registrant as specified in its charter)

Delaware	8711	95-3630868
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10260 Campus Point Drive
San Diego, California 92121
(858) 826-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Douglas E. Scott, Esq.
Senior Vice President, General Counsel and Secretary
Science Applications International Corporation
10260 Campus Point Drive
San Diego, California 92121
(858) 826-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

        Approximate date of commencement of proposed sales to the public:    From time to time after the Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION August 27, 2003

PROSPECTUS

24,797,895 Shares
of Class A Common Stock

Science Applications International Corporation

        We may use this prospectus from time to time to issue our shares of Class A common stock to owners of businesses that we may acquire.

        Stock as Consideration:    We may pay for our acquisitions with Class A common stock, cash, promissory notes, the assumption of liabilities or commitments to make future capital contributions to the acquired business, or any combination of these considerations. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business. We may be required to provide further information by means of a post-effective amendment to the Registration Statement or supplement to this prospectus once we know the actual information concerning an acquisition and the company to be acquired.

        Expenses:    We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder's fees in cash in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

        Resales:    All of the shares of Class A common stock offered by this prospectus may, subject to certain conditions, also be offered and resold from time to time pursuant to this prospectus, as may be supplemented, by the persons who receive shares of Class A common stock in acquisitions.

        Restrictions on Transfer:    Our certificate of incorporation limits a stockholder's right to transfer the Class A common stock. We have a right to repurchase the shares of Class A common stock if a stockholder's employment or affiliation with us terminates.

        Market for our Class A common stock:    The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. They use a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on August 27, 2003 was $30.50.

        Risks of offering: the shares of Class A Common Stock offered or sold under this Prospectus involve risks. See "Risk Factors" beginning on Page 5.

        This Prospectus is accompanied by a copy of the following: our Annual Report on Form 10-K for our most recent year end and our Quarterly Report on Form 10-Q for periods after our most recent year-end.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-4 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

        You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. or at public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" into this prospectus certain information we have filed with the SEC. This means that we can disclose important business and financial information about the company to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus but is not included in or delivered with this document.

        Our most recent annual report on Form 10-K and quarterly reports on Form 10-Q accompany this prospectus and are also incorporated by reference into this prospectus.

        We incorporate by reference the documents listed below in their entirety:

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  Annual Report on Form 10-K for the year ended January 31, 2003 ("2003 10-K")

  •
  Quarterly Report on Form 10-Q for the quarter ended April 30, 2003

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  Current Reports on Form 8-K filed with the SEC on April 8, 2003, April 14, 2003, June 17, 2003, June 18, 2003, June 20, 2003 and July 14, 2003.

        You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

  Science Applications International Corporation
  10260 Campus Point Drive
  San Diego, California 92121
  Attention: Corporate Secretary
  Tel: (858) 826-6000

        Please allow at least five business days for delivery when you request copies of these documents from us.

        YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

        We provide diversified professional and technical services involving the application of scientific, engineering and management expertise to solve complex technical problems for government and commercial customers in the U.S. and abroad. These services frequently involve computer and systems technology. Through one of our subsidiaries, Telcordia Technologies, Inc., we are a provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

        We provide technical services mainly in the following market areas:

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  national security

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  health care

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  environment

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  energy

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  telecommunications

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  information technology

        In June 2003, we completed a private offering of $300 million of 5 1/2 percent unsecured notes due 2033. We expect to use the net proceeds of this offering to purchase certain buildings at our McLean, Virginia offices currently leased by us and for general corporate purposes, including future acquisitions, expansion of our outsourcing business, stock repurchases and capital expenditures.

        Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below in your evaluation of our business and us. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our common stock could decline.

Risks Relating to Our Business

A substantial percentage of our revenue is from U.S. Government customers and the regional Bell operating companies

        We derive a substantial portion of our revenues from the U.S. Government as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government was 69% in fiscal year 2003, 61% in fiscal year 2002 and 56% in fiscal year 2001. In addition, revenues from the U.S. Army represent 11% of consolidated revenues in fiscal year 2003. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. The current Iraq conflict may adversely impact our revenues in fiscal year 2004 if U.S. Government funding shifts to direct war fighting and reconstruction efforts, as we may experience delays in new contract awards and funding of current contracts that are not directly related to the conflict. In addition, obtaining U.S. Government contracts remains a highly competitive process and this has led to a greater portion of our revenue base being associated with contracts providing for a lower amount of reimbursable cost than we have traditionally been able to recover.

        Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call "RBOCs." The percentage of total Telcordia revenues from the RBOCs was 65% in fiscal year 2003, 65% in fiscal year 2002 and 62% in fiscal year 2001. With the downturn in the telecommunications industry, Telcordia's business is more dependent on its business from the RBOCs and it continues efforts to diversify its business by obtaining new customers. As a result of the changes and continuing decline in the marketplace, Telcordia's customers, particularly the RBOCs, continue to reduce their contract spending and place pressure on Telcordia to reduce prices and accept less favorable terms on existing and future contracts. Telcordia continues to seek opportunities for growth through the introduction of new products and diversification into new markets and with new customers. A continued downturn in the telecommunications industry and/or loss of business from the RBOCs or other commercial customers could further reduce revenues and have an adverse impact on our business.

        We have made progress in our efforts to diversify our business across a greater number of customers. However, we still remain heavily dependent upon the U.S. Government as our primary customer and the RBOCs as a major source of Telcordia's revenues. Our future success and revenue growth will depend in part upon our ability to continue to expand our customer base.

If we fail to control fixed-price or target cost and fee with risk sharing contracts, it may result in reduced profits or losses

        The percentage of our revenues from firm fixed-price contracts was 26% for fiscal year 2003, 31% for fiscal year 2002 and 34% for fiscal year 2001. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts.

        Many of our customers in the information technology outsourcing business contract on the basis of target cost and fee with risk sharing. The percentage of our revenues derived from target cost and fee with risk sharing contracts was 4% for fiscal year 2003, 4% for fiscal year 2002 and 2% for fiscal year 2001. Under target cost and fee with risk sharing contracts, the customers reimburse our costs plus a specified or target fee or profit; however, if our actual costs exceed the target cost, our target fee and cost reimbursement are reduced by a portion of the overrun. Failure to control costs during performance of the work could result in reduced profits for such contracts.

Our business could suffer if we lose the services of our key personnel

        Our success to date has resulted in part from the significant contributions of our executive officers, in particular those of our founder and chief executive officer, J.R. Beyster (age 79). Dr. Beyster has been our only chief executive officer and chairman of the board since he founded the company in 1969. He also currently serves as our president. Dr. Beyster plays a key role in many aspects of our business, including marketing, operations and management. On April 7, 2003, Dr. Beyster presented to our board of directors a plan for the transition of the CEO and chairman of the board positions. The board approved his plan and established a search committee. Dr. Beyster will serve as CEO until February 2004, unless a new CEO is elected by the board before then. Dr. Beyster's current term on the board expires in July 2004, and he will remain chairman until a new chairman is selected by the board. Dr. Beyster and our other executive officers are expected to continue to make important contributions to our success. The loss of our key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain "key person" life insurance policies.

We face risks relating to Government contracts

        The Government may modify, curtail or terminate our contracts.    Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, these programs are normally funded on an annual basis. The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

        Our business is subject to potential Government inquiries and investigations.    We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation would not have a material adverse effect on our results of operations and financial condition.

        Our contract costs are subject to audits by Government agencies.    The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with the U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2001 and are not subject to further adjustment. We have recorded contract revenues in fiscal years 2002 and 2003 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

If we fail to recover pre-contract costs, it may result in reduced profits or losses

        Any costs that we incur on projects for which we have been requested by the customer to begin work under a new contract or extend work under an existing contract and for which formal contracts or contract modifications have not been executed are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. At April 30, 2003, we had pre-contract costs of $37,108,000. We cannot assure you that contracts or contract amendments will be executed or that we will recover the related costs.

If we fail to successfully complete our acquisitions or investments, our business could suffer

        We have historically supplemented our internal growth through acquisitions, investments or joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisitions and investments pose many risks, including:

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  We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business

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  Future acquisitions, investments and joint ventures may require us to issue additional common stock, spend significant cash amounts or decrease our operating income

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  We may have trouble integrating the acquired business and retaining its personnel

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  Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

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  If our acquisitions or investments fail, our business could be harmed

We face risks associated with our international business

        Our international business operations are subject to a variety of the risks associated with conducting business internationally. These risks include:

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  unexpected changes in regulatory requirements

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  tariffs

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  political and economic instability

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  unfamiliar and unknown business practices and customs

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  restrictive trade policies

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  inconsistent product regulation

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  cost of complying with a variety of laws

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  licensing requirements

        We do not know the impact that such regulatory, geopolitical and other factors may have on our business in the future.

        These risks may be significant for our participation in entities such as INTESA, a Venezuelan joint venture in which we own a 60% interest. An unstable political and economic environment in Venezuela, including a general work stoppage from approximately December 2002 to March 2003 affected the petroleum sector, including INTESA and PDVSA, Venezuela's national oil company and the other joint venture partner. We had previously consolidated our 60% interest in the joint venture, but the operations of INTESA were classified as discontinued operations as of January 31, 2003 and INTESA is currently insolvent. Due to the suspension of operations and our relationship with PDVSA, the operations of the joint venture are not expected to resume. INTESA had derived substantially all its revenues from an outsourcing services agreement with PDVSA. In January 1997 when the joint venture was formed, we guaranteed INTESA's obligations under the services agreement to PDVSA. The services agreement expired on June 30, 2002 and the parties were not able to reach agreement on a renewal. In addition, PDVSA has sought injunctive relief from the Venezuelan Supreme Court on the basis of public interest of Venezuela, which would obligate INTESA to transfer to PDVSA all the information technology and equipment that corresponds to PDVSA. PDVSA has taken certain actions, including denying INTESA access to certain of its facilities and assets, which we believe constitutes expropriation without compensation. We have strongly recommended that INTESA file for bankruptcy as required under Venezuelan law, but PDVSA has refused to support such a filing. Many issues relating to INTESA, including the termination of the services agreement, PDVSA's action for injunctive relief, and the proposal for INTESA to file bankruptcy, remain unresolved. In addition, the Attorney General of Venezuela initiated a criminal investigation of INTESA alleging unspecified sabotage by INTESA employees. Due to the complex nature of the legal and factual issues involved in this matter and the uncertain economic and political environment in Venezuela, the outcome is not presently determinable; however, an adverse resolution could materially harm our business, consolidated financial position, results of operations and cash flows.

        We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use foreign currency forward exchange contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

Unsuccessful resolution of the Telkom South Africa Arbitration could harm our business

        As previously disclosed in our filings with the SEC, our Telcordia subsidiary instituted arbitration proceedings against Telkom South Africa as a result of a contract dispute. Telcordia is seeking to recover damages of approximately $130,000,000, plus interest at a rate of 15.5%. Telkom South Africa counterclaimed, seeking substantial damages from Telcordia, including repayment of approximately $97,000,000 previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234,000,000. In a Partial Award dated as of September 27, 2002, the arbitrator dismissed the counterclaims of Telkom South Africa and found that Telkom South Africa repudiated the contract. Telcordia initiated proceedings in the U.S. to confirm the Partial Arbitral Award. The U.S. Court recently dismissed the action for lack of jurisdiction over Telkom South Africa. Telcordia has appealed this ruling. Meanwhile, Telkom South Africa has requested that the South African High Court set aside the Partial Award, dismiss the Arbitrator and the International Court of Arbitration, and submit the dispute to a new arbitration panel in South Africa. Although Telcordia believes Telkom South Africa's application is without merit and constitutes an abuse of process, no assurance can be given that the High Court will not consider Telkom South Africa's petition, or provide all or some portion of the relief requested. Oral arguments on Telkom South Africa's petition commenced on August 11, 2003. Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of the arbitration and the related court actions are not presently determinable; however, an adverse resolution could materially harm our business, consolidated financial position, results of operations and cash flows. Protracted litigation, regardless of outcome, could result in substantial costs and divert management's attention and company resources.

Unfavorable economic conditions could harm our business

        Our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions may make it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. A decline in economic conditions may have a material adverse effect on our business.

Risks Relating to Our Industry

Our business could suffer if we fail to attract, train and retain skilled employees

        The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, particularly in highly specialized areas, it has become more difficult to meet all of our needs for these employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

Our failure to remain competitive could harm our business

        Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing. We compete with larger companies that have greater name recognition, financial resources and larger technical staffs. We also compete with smaller, more specialized entities who are able to concentrate their resources on particular areas. In addition, we also compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers. To remain competitive, we must provide superior service and performance on a cost-effective basis to our customers.

Risks Relating to Our Stock

Because no public market exists for our stock, the ability of stockholders to sell their SAIC stock is limited

        There is no public market for our Class A common stock. The limited market maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. In fact, the trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to establish a new stock price after it was determined that the stock price set by the board of directors on July 12, 2002 no longer represented a fair market value.

If a trade in the limited market is undersubscribed, our stockholders may not be able to sell all the shares they desire to sell

        If the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers in any trade, our stockholders who requested to sell shares may not be able to sell all such shares in that trade. We are currently authorized, but not obligated to purchase shares of Class A common stock in the limited market on any trade date. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the under subscription in the limited market. The final determination is not made before the trade date. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased a total of 16,238,751 shares on the trade dates in fiscal year 2003 and a total of 14,028,781 shares on the trade dates in fiscal year 2002. These purchases accounted for 84.5% and 88.2%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2003 and 2002. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. We cannot assure you that we will continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell in the limited market. Because no other market exists for our stock, our stockholders may be unable to sell all the shares they desire to sell.

        During the 2003 and 2002 fiscal years, the trustees of certain of our retirement and benefit plans purchased an aggregate of 1,998,956 and 1,450,018 shares, respectively, in the limited market. These purchases accounted for approximately 10.4% and 9.1% of the total shares purchased by all buyers in the limited market during fiscal years 2003 and 2002, respectively. Such purchases may change in the future, depending on the levels of participation in and contributions to such plans and the extent to which such contributions are invested in Class A common stock.

        To the extent that purchases by the trustees of our retirement and benefit plans decrease, and purchases by us decrease or do not increase, the ability of stockholders to resell their shares in the limited market will likely be adversely affected. Although all shares of Class A common stock offered for sale were sold in the limited market on each trade date occurring during the last two fiscal years, we cannot assure you that a stockholder desiring to sell all or a portion of his or her shares of our Class A common stock on any trade date will be able to do so.

The ability of stockholders to sell or transfer their common stock outside the limited market is restricted

        Our certificate of incorporation limits our stockholders' ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

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  our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

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  our right to repurchase shares upon the termination of a stockholder's employment or affiliation with us

        We may, but are not obligated to, defer our repurchase rights with respect to those employees who qualify for our Alumni Program or Former Employee Program.

Our stock price and the price at which all trades in the limited market occur is determined by our board of directors and is not established by market forces

        Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors, all of whom are stockholders, determines the price at which the Class A common stock trades by using the valuation process that includes input from an independent appraiser and a stock price formula adopted by the board of directors. The stock price remains in effect until subsequently changed. The board of directors has authorized its stock policy committee to review the stock price during the period between regularly scheduled meetings of the board of directors to determine whether the stock price continues to represent a fair market value, and if necessary, modify the price. In some quarters, the full board of directors conducts this review. If a stock price modification is necessary, the stock policy committee or board of directors would apply the same valuation process used by the board of directors. The stock policy committee modified the stock price on July 29, 2002 after it was determined that the stock price established by the board of directors on July 12, 2002 no longer represented a fair market value. All trades in the limited market will occur at the stock price determined by the board of directors or its stock policy committee. Our board of directors believes the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock was publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from quarter to quarter as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four preceding quarters.

Future returns on our common stock may be significantly lower than historical returns

        We cannot assure you that the Class A common stock will provide returns in the future comparable to those achieved historically or that the price will not decline. In fact, the price declined 13.2% during fiscal year 2003.

Changes in our business and the volatility of the market value of our comparable companies may increase the volatility of the stock price

        The stock price could be subject to fluctuations in the future. This volatility may result from the impact on our stock price of:

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  the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas

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  the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

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  the impact of the volatility of the market value of comparable public companies that are considered in our valuation process

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  the impact of the independent appraiser's consideration in its valuation of the trend of limited market trade imbalances and our inability to guarantee 100% liquidity in the quarterly trades, regardless of the amount of the undersubscription

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive

        Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The information contained in this prospectus or in documents that we incorporate by reference or in statements made by our management includes some forward-looking statements that involve a number of risks and uncertainties. A number of factors, including but not limited to those outlined in the Risk Factors, could cause our actual results, performance, achievements, or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

        In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this report is not a prediction of future events or circumstances and those future events or circumstances may not occur. Given these uncertainties and risks, you are warned not to rely on the forward-looking statements. A forward-looking statement is usually identified by our use of certain terminology including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends," or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

THE OFFERING

The Acquisitions

        We may offer up to 24,797,895 shares of Class A common stock from time to time under this prospectus in connection with one or more acquisitions. We may pay for our acquisitions with Class A common stock, cash, promissory notes, the assumption of liabilities or commitments to make future capital contributions to the acquired business, or any combination of these considerations. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business. SAIC has no intention of consummating acquisitions in which shares of Class A common stock would be issued to stockholders of the acquired business who do not become SAIC employees following the acquisition.

        We expect that, in most cases, the aggregate market value of the Class A common stock we issue in connection with any acquisition will be determined upon signing or closing of the acquisition agreement. The shares may be issued in installments or subject to contingencies or vesting requirements. We do not expect that any individual who is an officer, director, employee or affiliate of us or any of our subsidiaries will be receiving any shares of Class A common stock offered by this prospectus.

Acquisition Strategy

        Our acquisition strategy is primarily to target companies or business operations that would add new or complementary technologies, capabilities or customers. We may also acquire companies or business operations involving existing capabilities or customers in order to increase our presence in the relevant markets.

Stockholder Approval

        We do not anticipate that any of the acquisitions will require the approval of our stockholders. Therefore, under Delaware law, our stockholders would not have any dissenters' rights with respect to any of the acquisitions. Generally, the stockholders of an acquired company must approve an acquisition if it involves the sale of all or substantially all of the assets of the company to be acquired or the merger or consolidation of the acquired company with us or one of our subsidiaries. The laws of the state of incorporation of the acquired company and/or its charter documents will determine the availability of appraisal or similar rights to stockholders of the acquired company who oppose the acquisition.

Compensation

        The offering will be conducted primarily through the efforts of our management. We do not expect that any of our officers, directors, employees or affiliates will receive any direct or indirect compensation relating to the offering. We also do not expect that any of these persons will have any material interest, direct or indirect, in any acquisition we consider.

        We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder's fees in cash in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

        We expect to account for the acquisitions by the purchase method of accounting in which case the stock or assets acquired will be valued based on the fair market value of the consideration we pay, including any of the shares of Class A common stock.

Federal Income Tax Consequences

        The federal income tax consequences of the acquisitions are likely to be different, depending on the structure of each specific acquisition and the terms of the governing acquisition agreement. We cannot determine the federal income tax consequences to the acquired company, its stockholders or to us until the acquisition is actually structured. However, we do not expect any acquisition to have significant federal income tax consequences to us. On the other hand, the federal income tax consequences to the acquired company or its stockholders may be significant. Therefore, the acquired company and each of its stockholders should consult their own tax advisors as to the tax consequences of the transaction before deciding whether to participate in or to approve an acquisition in which the acquired company or its stockholders would receive shares of Class A common stock.

RESALES BY AFFILIATES OF ACQUIRED COMPANIES

        This prospectus has also been prepared for use by those persons who receive shares we issue in acquisitions and who control or are controlled by the acquired company. These affiliates of the acquired company may be required to offer and sell the Class A common stock under circumstances requiring the use of a prospectus. However, none of these affiliates will be authorized to use this prospectus for any offer or sale of the Class A common stock without our prior consent. We may consent to the use of this prospectus, together with a prospectus supplement, if required, for a limited period of time by these affiliates, subject to limitations and conditions which may be varied by agreement between us and the affiliates.

        Resales of the shares may be through:

  •
  private transactions or

  •
  in the limited secondary market maintained by us through Bull, Inc., our wholly-owned broker-dealer subsidiary

        There is no public market for the Class A common stock. Bull, Inc. was organized in 1973 for the purpose of providing liquidity to our stockholders. The limited market maintained by Bull, Inc. permits existing stockholders to offer our stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. The trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to modify the stock price set by the board of directors on July 12, 2002 as it no longer represented a fair market value.

        In connection with the transactions involving resales of the shares of Class A common stock received in an acquisition the affiliate may be deemed to be an underwriter within the meaning of the Securities Act. Any profits realized on the sales by these affiliates may be regarded as underwriting compensation.

        When resales on behalf of the affiliates are to be made through our limited market, the affiliates, like all our stockholders selling shares in the limited market (other than us and certain of our employee benefit plans), will pay Bull, Inc. a sales commission. Sellers submitting sales orders online pay a commission currently equal to 0.5% of the proceeds from such sales and sellers submitting sales orders by paper pay a commission currently equal to 1% of the proceeds from such sales. In connection with these sales, Bull, Inc. may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by Bull, Inc. may be deemed to be underwriting compensation under the Securities Act.

        A prospectus supplement, if required, will be filed under Rule 424(c) under the Securities Act, disclosing the number of shares involved, the price at which the shares were sold by the affiliate, the commissions to be paid by the affiliate to Bull, Inc. and information about the affiliate.

SELECTED FINANCIAL INFORMATION

        The selected historical financial information set forth below should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus. The selected historical financial information set forth below as of and for the three months ended April 30, 2003 and 2002 has been derived from our unaudited interim financial statements incorporated by reference into this prospectus which financial statements, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year.

	Three months ended April 30		Year ended January 31(1)
	2003	2002	2003	2002	2001	2000	1999
	(Amounts in thousands, except per share data)
Revenues	$1,496,287	$1,352,945	$5,902,670	$5,771,020	$5,604,985	$5,205,351	$4,433,923
Cost of revenues	1,236,477	1,112,954	4,814,876	4,611,186	4,389,434	4,057,842	3,499,093
Selling, general and administrative expenses	140,331	135,563	580,504	734,697	823,693	793,306	647,086
Impairment of goodwill and intangible assets			12,908	3,100	7,743	50,518	13,378
Gain on sale of business units, net, and subsidiary common stock(2)			(5,051)	(9,784)	(120,507)	(728,572)	(3,198)

Operating income	119,479	104,428	499,433	431,821	504,622	1,032,257	277,564
Net (loss) gain on marketable securities and other investments, including impairment losses(3)	(18,310)	(60,483)	(134,010)	(455,752)	2,656,433	2,498
Interest income	18,800	7,579	36,898	50,397	107,757	52,924	17,533
Interest expense	(16,693)	(3,447)	(44,991)	(13,702)	(13,809)	(13,251)	(12,836)
Other income (expense), net	1,484	1,905	7,457	7,420	24,921	(1,805)	(7,902)
Minority interest in income of consolidated subsidiaries	(1,866)	(1,715)	(7,459)	(5,121)	(6,074)	(28,048)	(5,251)
Provision for income taxes	(33,646)	(15,389)	(110,772)	(4,286)	(1,218,701)	(436,681)	(127,538)

Income from continuing operations	69,248	32,878	246,556	10,777	2,055,149	607,894	141,570
(Loss) gain from discontinued operations, net of tax(1)		(173)	(261)	7,429	3,807	11,955	9,118
Cumulative effect of accounting change, net of tax				711

Net income	$69,248	$32,705	$246,295	$18,917	$2,058,956	$619,849	$150,688

Earnings per share:
Basic(4)	$.37	$.16	$1.26	$.09	$8.76	$2.61	$.67

Diluted(4)	$.37	$.15	$1.21	$.08	$8.11	$2.42	$.62

Common equivalent shares:
Basic	185,573	203,544	195,843	215,016	235,037	237,586	222,483

Diluted	189,336	213,564	203,170	228,465	253,954	256,268	241,216

	April 30	January 31(1)
	2003	2003	2002	2001	2000	1999
	(Amounts in thousands)
Total assets	$4,785,075	$4,804,376	$4,678,346	$5,871,393	$4,204,312	$2,952,147
Working capital	$2,020,083	$1,952,509	$913,803	$1,135,958	$879,435	$397,532
Long-term debt	$896,775	$896,630	$99,790	$100,778	$99,068	$99,758
Other long-term liabilities	$273,353	$269,347	$240,693	$226,395	$321,775	$274,807
Stockholders' equity	$2,094,746	$2,007,034	$2,523,753	$3,344,157	$1,830,282	$1,084,602

(1)
Operations of INTESA are classified as discontinued operations and all prior period income statement and balance sheet information presented has been conformed to this presentation.

(2)
Includes gain on sale of subsidiary stock of $698 million in 2000. Through fiscal year 2000, NSI was a consolidated subsidiary. Beginning in fiscal 2001, NSI was no longer consolidated in our operating results.

(3)
Includes impairment losses of $108 million, $467 million and $1.4 billion on marketable equity securities and other private investments in year ended January 31, 2003, 2002 and 2001, respectively, and gains of $4.1 billion from sales or exchanges of marketable equity securities and other investments in year ended January 31, 2001.

(4)
The 2002 amount includes the cumulative effect of accounting change.

DESCRIPTION OF CLASS A COMMON STOCK

        We are authorized to issue

  •
  1,000,000,000 shares of Class A common stock

  •
  5,000,000 shares of Class B common stock

  •
  3,000,000 shares of preferred stock

        As of August 15, 2003, 182,956,954 shares of Class A common stock, 230,703 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

        As of August 15, 2003, there were 31,420 record holders of Class A common stock and 151 record holders of Class B common stock.

Common Stock

General

Voting

        Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

        All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

Classified Board of Directors

        Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 20 directors, with seven directors in each of Class I and Class III and six directors in Class II. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

Dividends

        Subject to the rights of any preferred stockholders, our common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

Reclassification

        Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

Prohibition on Issuance of Class B Common Stock

        Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into 20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

Mergers, Consolidations or Business Combinations

        In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

Mergers with Related Persons

        Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A "related person" means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

        The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

  •
  is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

  •
  is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

  •
  involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Amendment of Charter

        The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

Transfer Agent

        We act as our own transfer agent for both the Class A and Class B common stock.

Restrictions On Class A Common Stock

        The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including

Right of Repurchase Upon Termination of Employment or Affiliation

        Generally, shares of Class A common stock are subject to our right of repurchase upon the termination of the stockholder's employment or affiliation with us.

        Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

  •
  in connection with our reorganization in 1984 in exchange for our shares that were not subject to a right of repurchase upon termination of employment or affiliation

  •
  upon exercise of a non-qualified stock option granted prior to October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

  •
  in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

  •
  in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

        Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

  •
  any of our employee benefit plans, except our Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

  •
  any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

        Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

        If we repurchase the shares, the price will be the stock price per share on the date

  •
  of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

  •
  the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

        We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

        With respect to stock options issued after March 1, 2001, and options issued prior to March 1, 2001 for which the holder has exercised an addendum agreement, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

        With respect to shares distributed under the Management Stock Compensation Plan and the Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the price per share on the effective date.

        We may, but are not obligated to, defer our right of repurchase by entering into a deferral agreement with qualified employees. Under the deferral agreement, we defer the right of repurchase on qualified employees' direct stock holdings for a specific period of time. Under the Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with us at the date of his or her retirement generally can enter into an agreement for a five-year deferral. Under the Former Employee Program, an employee leaving the company in good standing with at least three years of service and who owns at least $20,000 of directly held stock will be eligible to apply for a three-year deferral. During the deferral period, the stockholder may offer to sell shares in our limited market. At the end of the deferral period, all the shares will be subject to repurchase at the stock price in effect at that time, unless we agree to extend the agreement. The Alumni Program and the Former Employee Program pertain only to the deferral of the right of repurchase. They do not provide the employee any rights with respect to the vesting or prevent the forfeiture of any shares or options the employee holds at the date of his or her retirement or termination of affiliation with us. In addition, the programs do not guarantee that we will repurchase the shares at the end of the deferral period.

Right of First Refusal

        If a stockholder wants to sell any shares of Class A common stock other than in our limited market, the stockholder must first give notice to our corporate secretary. The notice must include the following:

  •
  a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

  •
  a statement signed by the person offering to buy the shares that includes the following: the intended purchaser's full name, address and taxpayer identification number; the number of shares to be purchased; the price per share to be paid; the other terms under which the purchase is intended to be made; and a representation that the offer, under the terms specified, is valid

  •
  if the purchase price is payable in cash, a copy of a certified check, cashier's check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

        We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

Transfers Other than by Sale

        Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

Lapse or Waiver of Restrictions

        All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances that they deem appropriate.

Preferred Stock

        Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. Further, the issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

        Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

        The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by our board of directors. These provisions include:

  •
  the classification of our board of directors into three different classes

  •
  the cumulative voting rights of the stockholders

  •
  the supermajority vote requirements for mergers or business combinations with related persons

  •
  the provisions of our certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

  •
  our right of first refusal

  •
  our right of repurchase upon termination of employment or affiliation

        These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market. These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of our stockholders and us. These provisions may encourage potential acquirers to negotiate directly with the board of directors, which is in the best position to act on behalf of all stockholders.

LEGAL MATTERS

        The legality of the Class A common stock being offered hereby has been reviewed for us by Douglas E. Scott, Esq., Senior Vice President, General Counsel and Secretary of Science Applications International Corporation. As of August 11, 2003, Mr. Scott owned of record 59,903 shares of Class A common stock, beneficially owned a total of 19,698 shares through our retirement plans, had the right to acquire an additional 62,000 shares pursuant to vested stock options and upon future vesting, will have a right to acquire an additional 118,000 shares pursuant to previously granted stock options.

EXPERTS

        The consolidated financial statements and the related financial statement schedule included and incorporated in this prospectus by reference from Science Application International Corporation's Annual Report on Form 10-K for the year ended January 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an explanatory paragraph related to SAIC's change in its method of accounting for goodwill and intangible assets to conform with Statement of Financial Accounting Standards No. 142 and its change in its method for accounting for derivative instruments and hedging activities to conform with Statement of Financial Accounting Standards No. 133, as amended) which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

24,797,895 Shares
Class A Common Stock

Science Applications
International Corporation

PROSPECTUS

                        , 2003.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        Section 102 of the General Corporation Law of the State of Delaware ("GCL") allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant's Restated Certificate of Incorporation, a copy of which is filed as an exhibit to this Registration Statement, contains a provision which eliminates directors' personal liability as set forth above.

        Article FIFTEENTH of the Registrant's Restated Certificate of Incorporation provides in effect that the Registrant shall indemnify its directors and elected and appointed officers to the fullest extent authorized or permitted by the GCL and authorizes the Board of Directors of the Registrant to provide similar indemnification rights to employees and agents of the Registrant. The indemnification rights provided by Article FIFTEENTH shall continue as to a person who has ceased to be a director or officer of the Registrant and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification includes the right to be paid by the Registrant the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The rights to indemnification and advancement of expenses contained in Article FIFTEENTH are not exclusive of any rights which an indemnified person may have or hereafter acquire under the Restated Certificate of Incorporation or bylaws of the Registrant, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

        Section 145 of the GCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

        The Registrant also has directors and officers liability insurance with policy limits of $100 million, under which directors and officers of the Registrant are insured against certain liabilities which they may incur in such capacities.

Item 21.    Exhibits

Exhibit Number		Description Of Exhibits	Incorporated By Reference From
3	(a)	Restated Certificate of Incorporation	Exhibit 3.1 to Registrant's Post-Effective Amendment No. 2 to Form 8-A as filed September 13, 1999 with the SEC
3	(b)	Bylaws	Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2000 (the "2000 10-K")
4	(a)	Article FOURTH of the Registrant's Certificate of Incorporation	Annex I of the Registrant's Proxy Statement for the 1999 Annual Meeting of Stockholders as filed April 1999 with the SEC (the "1999 Proxy")
4	(b)	Indenture, dated as of June 28, 2002 with JP Morgan Chase Bank, as Trustee	Exhibit 4.1 to Registrant's Form 8-K filed on July 3, 2002
5		Opinion of Douglas E. Scott, Esq.	Exhibit 5 to Registrant's Form S-4 as filed on August 16, 2001 with the SEC ("Form S-4")
10	(a)	Bonus Compensation Plan, as restated effective July 9, 1999	Annex III to the 1999 Proxy
10	(b)	Stock Compensation Plan, as amended through April 4, 2001	Exhibit 10(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2001 as filed on April 17, 2001 with the SEC (the "2001 10-K")
10	(c)	Management Stock Compensation Plan, as amended through April 4, 2001	Exhibit 10(c) to the 2001 10-K
10	(d)	1999 Stock Incentive Plan, as amended through August 15, 1999	Exhibit 10(e) to the 2000 10-K
10	(e)	Keystaff Deferral Plan, as amended through January 3, 2001	Exhibit 10(f) to the 2001 10-K
10	(f)	Key Executive Stock Deferral Plan, as amended through January 3, 2001	Exhibit 10(g) to the 2001 10-K

10	(g)	Form of Alumni Agreement	Exhibit 10(h) to Registrant's Post-Effective Amendment to Form S-4 as filed August 30, 2002 with the SEC
10	(h)
		Credit Agreement (364-Day Facility) dated as of July 31, 2002, with JP Morgan Chase Bank, as administrative agent, Citicorp USA, Inc., as syndication agent, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. as joint bookrunners and co-lead arrangers and certain other financial institutions	Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on August 6, 2002 (the "August 8-K").
10	(i)
		Amended and Restated Credit Agreement (Multi-Year Facility) dated as of April 28, 2003, with JP Morgan Chase Bank, as administrative agent, Citicorp USA, Inc., as syndication agent, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. as joint bookrunners and co-lead arrangers and certain other financial institutions	Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2003 as filed on June 13, 2003 with the SEC
10	(j)
Amendment to Credit Agreement (364-Day Facility) dated July 30, 2003, with JPMorgan Chase Bank as administrative agent, Citicorp USA, Inc. as syndication agent, Morgan Stanley Bank, Wachovia Bank, N.A. and The Royal Bank of Scotland plc, as co-documentation agents and certain other financial institutions **
10	(k)	1998 Stock Option Plan**
10	(l)	2001 Employee Stock Purchase Plan	Exhibit 10(l) to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2002 as filed with the SEC on April 12, 2002
13	(a)	Annual Report on Form 10-K for the fiscal year ended January 31, 2003	Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 as filed with the SEC on April 11, 2003
13	(b)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2003	Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2003 filed with the SEC on June 13, 2003
21		Subsidiaries of the Registrant	Exhibit 21 to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003 as filed with the SEC on April 11, 2003
23	(a)	Consent of Douglas E. Scott, Esq.**

23	(b)	Consent of Deloitte & Touche LLP**

**
Filed herewith

Item 22.    Undertakings

  (a)
  Rule 415 Offering

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)
  Registration on Form S-4 of securities offered for resale

          (1)   The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (2)   The undersigned registrant undertakes that every prospectus

              (i)  that is filed pursuant to paragraph (1) immediately preceding, or

             (ii)  that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of the expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d)
  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e)
  The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  (f)
  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities exchange Act of 1934; and, where interim financial information presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on August 27, 2003.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
* J. R. Beyster Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* J. R. Beyster	Chairman of the Board and Principal Executive Officer	August 27, 2003
* T. E. Darcy	Principal Financial Officer	August 27, 2003
* P. N. Pavlics	Principal Accounting Officer	August 27, 2003
* D. P. Andrews	Director	August 27, 2003
* W. H. Demisch	Director	August 27, 2003
M.J. Desch	Director
W.A. Downing	Director
J.A. Drummond	Director
D. H. Foley	Director

* J. E. Glancy	Director	August 27, 2003
* B. R. Inman	Director	August 27, 2003
* A. K. Jones	Director	August 27, 2003
* H. M. J. Kraemer, Jr.	Director	August 27, 2003
* C. B. Malone	Director	August 27, 2003
* S. D. Rockwood	Director	August 27, 2003
E.J. Sanderson, Jr.	Director
R. Snyderman	Director
* M. E. Trout	Director	August 27, 2003
R.I. Walker	Director
* J. P. Walkush	Director	August 27, 2003
* J. H. Warner, Jr.	Director	August 27, 2003
* A. T. Young	Director	August 27, 2003
*/s/ D.E. SCOTT D.E. Scott, as attorney-in-fact

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
RISK FACTORS
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE OFFERING
RESALES BY AFFILIATES OF ACQUIRED COMPANIES
SELECTED FINANCIAL INFORMATION
DESCRIPTION OF CLASS A COMMON STOCK
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES